SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO 13d-2
(Amendment No. 2)*
QuantRx Biomedical Corporation

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
74765N109

(CUSIP Number)
June 28, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74765N109	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Mark Capital LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware Limited Liability Company

	5.	SOLE VOTING POWER

Number of		2,945,000

Shares	6.	SHARED VOTING POWER
Beneficially
Owned By		0

Each	7.	SOLE DISPOSITIVE POWER
Reporting
Persion		2,945,000

With	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,945,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	7.1%

12.	TYPE OF REPORTING PERSON (see instructions)

	OO

CUSIP No. 74765N109	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Evan Levine

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

Number of		3,970,220(1)

Shares	6.	SHARED VOTING POWER
Beneficially
Owned By		0

Each	7.	SOLE DISPOSITIVE POWER
Reporting
Persion		3,970,220(1)

With	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,970,220(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.5%

12.	TYPE OF REPORTING PERSON (see instructions)

IN
(1)    Represents (i) 2,945,000 shares owned by Mark Capital LLC, (ii) 990,000 held by Mr. Levine as custodian for his minor children and (iii) 35,220 shares owned by the Evan M. Levine Roth IRA. Mr. Levine is the managing member of Mark Capital LLC and the beneficiary of the Evan M. Levine Roth IRA. Mr. Levine is deemed to have beneficial ownership of these shares.

Item 1(a). Name of Issuer:
 QuantRx Biomedical Corporation
Item 1(b). Address of Issuers’ Principal Executive Offices:
 100 S. Main Street, Suite 300
 Doylestown, Pennsylvania 18901
Item 2(a). Name of Person Filing:
  This statement is being filed by Mark Capital LLC and Evan Levine.
Item 2(b). Address of Principal Business Office:
 6725 Mesa Ridge Road, Suite 100
 San Diego, California 92121
Item 2(c). Citizenship:
 Mark Capital LLC is a Delaware limited liability company. Mr. Levin is a United
 States citizen.
Item 2(d). Title of Class of Securities:
 Common stock, par value $0.01 per share
Item 2(e). CUSIP Number:
  74765N109
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 2(c), check whether the person filing is a:
  Not applicable.
Item 4. Ownership
Based solely upon information set forth in the Issuer’s most recent Form 10-QSB, filed with the Securities and Exchange Commission on November 13, 2007, there were 41,699,681 shares of the Issuer’s common stock outstanding as of November 1, 2007. The percentages of ownership stated below are based upon this amount of outstanding shares.
Mark Capital LLC beneficially owns 2,945,000 shares of the Issuer’s common stock, which constitutes 7.1% of the Issuer’s outstanding common stock.

Mr. Levine beneficially owns 3,970,220 shares of the Issuer’s common stock (which consists of (i) 2,945,000 shares owned by Mark Capital LLC, (ii) 990,000 shares held as custodian for his minor children, and (iii) 35,220 shares owned by the Evan M. Levine Roth IRA), which constitutes 9.5% of the Issuer’s outstanding common stock. Mr. Levine is the managing member of Mark Capital LLC and the beneficiary of the Evan M. Levine Roth IRA.
Mr. Levine previously served on the board of directors of the Issuer. He resigned as a director of the Issuer effective as of June 28, 2007, and he does not serve the Issuer in any other capacity. Neither Mark Capital LLC nor Mr. Levine has acquired or disposed any shares of the Issuer’s common stock beneficially owned by such person since February 2007, which transactions were reported on Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on March 28, 2007.
Number of shares as to which Mark Capital LLC has:
(i) Sole power to vote or to direct the vote: 2,945,000
(ii)Share power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 2,945,000
(iv)Shared power to dispose or to direct the disposition of: 0
Number of shares as to which Mr. Levine has:
(i) Sole power to vote or to direct the vote: 3,970,220
(ii)Share power to vote or to direct the vote: 0
(iii)Sole power to dispose or to direct the disposition of: 3,970,220
(iv) Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
Company

Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 29, 2007	/s/ Evan Levine

Evan Levine, an individual

MARK CAPITAL LLC
	By:	/s/ Evan Levine

Evan Levine Managing Member